April 13, 2007	JCM Partners, LLC 2151 Salvio Street Suite 325 Concord, California 94520 Mailing Address: P.O. Box 3000 Concord, CA 94522-3000 Tel: 925,676,1966 Fax: 925,676,1744 www.rent-one.com www.jcmpartners.com
Dear JCM Member:
Many of our Members have received from MacKenzie Patterson Fuller, LP (MPF) an unsolicited offer to purchase up to 2,750,469 Class 1 and Class 2 Units of JCM Partners, LLC.
SEC regulations require JCM to communicate to you its position regarding this offer. Your Board of Managers met to consider the merits of the MPF offer and decided unanimously to recommend that you reject the offer and not tender either your Class 1 or Class 2 Units at this time. Accompanying this letter is a detailed explanation of the reasoning behind your Board’s recommendation. In summary, we concluded:
1.	The offering price of $1.40 per Unit is much too low. MPF’s offer is substantially below the price JCM historically has paid to repurchase Units from Members.

2.	Holders of Class 1 or 2 Units have the right to redeem their Units based on a 2010 appraisal of all of our properties. The Class 1 Units that will be redeemed this June had an Exercise Price of $2.78 per Unit established in 2005, which also was based on an appraisal of all of our properties.

3.	Members who sell Units to MPF instead of JCM will pay higher taxes on the sale because of the manner in which the IRS treats Section 1250 gain.
This is the fifth time our Members or we have been approached in the past six years with an offer that is far below what the Company believes our Units are worth. All previous overtures were rejected. We recommend you do the same this time.
If you have questions you would like to discuss in detail, please feel free to call me or any other board manager at any time. My cell phone number is 415-608-7000.
Sincerely,
Michael W. Vanni
Chairman
Board of Managers: Henry Conversano, Kenneth Dawson, Frank Deppe, Henry Doorn, Jr., Marvin Helder (Vice-Chairman), Kenneth Horjus, Gayle Ing (CEO), Deborah Jansen, Michael Vanni (Chairman)

EXPLANATORY INFORMATION

Summary of Company Recommendation and Reasons
As set forth in further detail below, the Company recommends that you REJECT the offer and not tender your Class 1 (non-Put) and Class 2 Units pursuant to the offer. Our reasons are:
1.	The offer price of $1.40 per Unit (less distributions paid during the tender offer) is too low;

2.	Holders of Class 1 and 2 Units who want to sell these Units can use their Class 2 Unit Put Rights to have us redeem these Units in 2012 based on 2010 appraisals of all of our properties (the Class 1 Unit Put Exercise Price determined in 2005 was $2.78 per Unit (less certain distributions));

3.	Any Member who sells to MPF, rather than to the Company will pay more taxes on the sale because of Section 1250 of the Internal Revenue Code (the “Code”); and

4.	MPF may be able to veto any action that requires a class vote of the Class 1 Unit holders if they acquire enough Class 1 Units.
In addition to these reasons, the Company encourages its Members to consider certain other information discussed below. Additional information is also set forth in the attached Schedule 14D-9, a copy of which is on file with the SEC. As used herein, “MPF” means MPF and its affiliates, as described in the Schedule 14D-9.

Explanation of Reasons

Reason 1:	The $1.40 per Unit (less distributions paid during the tender offer) offer price is too low

1.1	The offer price is significantly below the prices we have paid to repurchase Units during the last two years, as disclosed in our filings with the SEC

1.2	The offer price is substantially below the $2.78 exercise price (less certain distributions) for the Class 1 Unit Put Right that was determined in 2005

1.3	The offer price to be paid to you by MPF will be reduced by distributions JCM pays you during the tender offer

For example, if the tender offer was extended until June 30, 2007, a seller of Class 1 Units would only receive $1.38 per Unit from MPF, since JCM would have paid that seller a mandatory monthly distribution and a voluntary monthly distribution equal to $0.0067 per Class 1 Unit a month, or $0.02 per Class 1 Unit over the three-month period (April, May and June 2007 distributions).

MPF has the ability to extend the tender offer. As the tender offer is extended, the offer price paid to you will decrease by the amount of distributions you receive during the tender offer.

Reason 2:	Selling your Units to MPF means you would give up your Class 2 Unit Put Right, which is the right to require the Company to buy back your Class 2 Units

Similar to the Class 1 Units, the Class 2 Units have a Put Right that can be exercised in September 2010 for redemption by June 2012. In 2010, the Company is required to determine the exercise price for the Class 2 Units in the same manner used in determining the Class 1 Put Right exercise price, including having all of the Company’s properties appraised with current appraisals. This Class 2 Put Right is according to the terms of the Certificate of Designations of the Class 2 Units (“Class 2 COD”).

Although the Company cannot predict whether the Class 2 Put Right exercise price will be greater or lesser than the Class 1 Put Right exercise price, the Company is hopeful that the Class 2 Put Right exercise price will be at least equal to or greater than the Class 1 Put Right exercise price of $2.78 per Unit.

Reason 3:	Any Member who sells to MPF, rather than to the Company, will pay MORE taxes on the sale

Members who sell their Units to MPF will be subject to “unrecaptured gain,” which is currently at the 25% federal tax rate rather than the current federal long-term capital gain rate of 15% for most taxpayers. As previously disclosed in our SEC filings, there is a separate federal capital gains tax rate applied to “unrecaptured gain” as described in Section 1250 of the Code. This class of gain includes real property that is subject to an allowance for depreciation. Members are subject to paying this 25% federal tax rate applied to “unrecaptured gain” upon the sale or exchange of a Member’s Units to a third party.

This means that Members whose Units are redeemed or repurchased by the Company are not subject to this 25% tax rate currently.

Members who are interested in the tax issues related to a sale of their Units are encouraged to consult their tax advisors and review JCM Partners’ Form 10-K for the year ended December 31, 2006, a copy of which is on file with the SEC under “Part I - Item 1. Business - Possible Tax Consequences for Members.”

Reason 4:	MPF may be able to veto any action that requires a class vote of the Class 1 Unit holders if it acquires enough Class 1 Units

MPF would control 84% of the voting power of the Class 1 Units held by our Members after the Class 1 Put Units are redeemed in June 2007 if all of the 2,750,469 Units acquired by MPF were Class 1 Units. If this were to happen or MPF acquires a significant block of Class 1 Units, MPF may be able to control the vote of the Class 1 Units on any matter submitted to a vote for approval by the Members requiring a separate class vote of the Class 1 Units.

The Company views this as a negative factor for all Members, since no individual Member or group of Members currently has the ability to influence the outcome of any separate class vote of the Units.

Additional Considerations
•	Member Circumstances

The Company recognizes that the individual financial circumstances of each Member may be different, and there may be Members who desire to liquidate their investment in the Company and receive cash for their Units at this time. These holders should carefully review the offer, including the risk factors described therein, consult with their financial, tax and other advisors and consider the information set forth herein in deciding whether to accept the offer.

In addition, the Company encourages any holders who are considering accepting the offer to contact the Company at the number below to verify information regarding their capital accounts.

•	MPF has misstated the Company’s Obligations with respect to Distributions

MPF’s tender offer materials state “there can be no assurance as to the timing or amount of any future Company distributions.” This statement is misleading. Under the terms of the Class 1 COD and Class 2 COD, the Company is required to make mandatory monthly distributions to the holders of Class 1 and 2 Units.

The mandatory distributions required to be paid to the holders of Class 1 and 2 Units are $0.0775 and $0.08 per year per Unit, respectively, paid on a monthly basis. If the Company fails, for any reason, to pay these distributions in a timely manner, it must begin liquidating its assets as quickly as commercially reasonable and must pay the Class 1 and 2 Unit holders interest on any overdue mandatory monthly distributions at the rate of 10% per year.

Accordingly, holders who sell their Class 1 or 2 Units to MPF will lose their right to receive these mandatory monthly distributions. At the offer price of $1.40 per Unit, these distributions equal an annual distribution rate of 5.5% and 5.7% per Class 1 and 2 Unit, respectively.

We strongly recommend that you consult with your tax advisor before you tender any Units to discuss the impact of a sale on your own particular situation, the effect of any negative capital accounts and the effect of receiving Section 1250 “unrecaptured gain” at the 25% federal tax rate as a result of a sale to MPF.
If you are considering tendering your Units or need further information about your capital account, please contact our Investor Relations Department at 888-880-1966.

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